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                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549
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                                SCHEDULE TO
                               (RULE 14D-100)
         TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
                   OF THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. 4)
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                             DIME BANCORP, INC.
                     (Name of Subject Company (Issuer))

                      NORTH FORK BANCORPORATION, INC.
                          FLEET BOSTON CORPORATION
                     (Name of Filing Persons (Offerors))

                  COMMON STOCK, $0.01 PAR VALUE PER SHARE
                       (Title of Class of Securities)

                                00025429 Q1
                   (CUSIP Number of Class of Securities)

          JOHN ADAM KANAS              WILLIAM C. MUTTERPERL, ESQ.
        CHAIRMAN, PRESIDENT            EXECUTIVE VICE PRESIDENT,
    AND CHIEF EXECUTIVE OFFICER       SECRETARY AND GENERAL COUNSEL
  NORTH FORK BANCORPORATION, INC.       FLEET BOSTON CORPORATION
       275 BROAD HOLLOW ROAD               ONE FEDERAL STREET
     MELVILLE, NEW YORK 11747         BOSTON, MASSACHUSETTS  02110
          (631) 298-5000                     (617) 346-4000

               (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications on behalf of Filing Persons)
                                 Copies to:

      WILLIAM S. RUBENSTEIN, ESQ.             ROBERT L. TORTORIELLO, ESQ.
SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP         DAVID LEINWAND, ESQ.
            4 TIMES SQUARE                 CLEARY, GOTTLIEB, STEEN & HAMILTON
       NEW YORK, NEW YORK 10036                    ONE LIBERTY PLAZA
            (212) 735-3000                    NEW YORK, NEW YORK 10006
                                                   (212) 225-2000

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
    [ ]  third-party tender offer subject to Rule 14d-1.
    [ ]  issuer tender offer subject to Rule 13e-4.
    [ ]  going-private transaction subject to Rule 13e-3.
    [ ]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

            This Amendment No. 4 (this "Amendment No. 4") amends and supplements the Tender Offer Statement on Schedule TO, dated March 15, 2000, as amended (the "Schedule TO"), filed by North Fork Bancorporation, Inc., a Delaware corporation ("North Fork"), and Fleet Boston Corporation, a Rhode Island corporation ("FleetBoston"), relating to the offer (the "Offer") by North Fork to exchange each issued and outstanding share of common stock, par value $0.01 per share (the "Dime Shares"), of Dime Bancorp, Inc., a Delaware corporation ("Dime"), for 0.9302 shares of common stock, par value $0.01 per share (the "North Fork Shares"), of North Fork and $2.00 in cash, on the terms and subject to the conditions described in the Prospectus (as defined below).

            On March 28, 2000, North Fork filed Amendment No. 1 to its registration statement on Form S-4 with the Securities and Exchange Commission relating to the North Fork Shares to be issued to stockholders of Dime in the Offer (the "Registration Statement"). The terms and conditions of the Offer are set forth in the preliminary prospectus dated March 27, 2000, which is a part of the Registration Statement (the "Prospectus"), and the related Letter of Transmittal, which are annexed to the Schedule TO as Exhibits (a)(14) and (a)(2), respectively.

            All of the information in the Prospectus and the related Letter of Transmittal, and any revised prospectus, prospectus supplement or other amendment or supplement thereto relating to the Offer hereafter filed with the Securities and Exchange Commission by North Fork, is hereby incorporated by reference in answer to Items 2 through 11 of the Schedule TO.

            FleetBoston is a Filing Person for purposes of the Schedule TO, and information regarding FleetBoston that would be required to be included if FleetBoston were a "bidder" in connection with the Offer for purposes of the applicable rules under the Securities Exchange Act of 1934 has been included in the Schedule TO. However, FleetBoston disclaims that it is a "bidder" in the Offer, and neither the fact that FleetBoston is a Filing Person nor the inclusion of such information should be taken as an admission to that effect. FleetBoston has not provided any of the information included or incorporated by reference in the Schedule TO, other than the information relating solely to FleetBoston, its directors and executive officers and their respective associates and subsidiaries contained in Exhibit (i)(1) to the Schedule TO and Items 3, 5, 6, 7 and 8 of the Schedule TO.

ITEM 5.     PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREE-
            MENTS.

            Item 5 of the Schedule TO is hereby amended and supplemented as follows:

            Fleet National Bank (formerly known as BankBoston, N.A., which itself was formerly known as The First National Bank of Boston), a subsidiary of FleetBoston, is currently the named transfer agent and registrar for the Dime Shares and named rights agent under Dime's stockholder protection rights agreement. However, the rights and obligations under these contracts have been assumed by EquiServe, L.P., which is 25% owned by FleetBoston.

            FleetBoston and its subsidiaries and Dime are currently participants in a number of lending syndicates with various borrowers where the loan documents contain customary agreements among syndicate members.


ITEM 11.    ADDITIONAL INFORMATION.

            Item 11 of the Schedule TO is hereby amended and supplemented as follows:

            On March 27, 2000, North Fork issued a press release announcing that it may be prepared to increase and/or change the mix of stock and cash in the North Fork Offer, that it would welcome an opportunity to meet with Dime management and members of Dime's Board of Directors in order to provide them with an opportunity to convince North Fork that Dime's earnings potential is greater than estimated by North Fork, and that this process would serve as a basis for North Fork's consideration of both increasing and possibly changing the mix of stock and cash in the North Fork Offer. A copy of the press release is filed herewith as Exhibit
(a)(13) and the information set forth in the press release is incorporated by reference.

            On March 28, 2000, North Fork mailed definitive additional proxy materials together with a letter to stockholders and a copy of the Prospectus. The definitive additional proxy materials and the letter to stockholders are annexed to the Schedule TO as Exhibits (a)(15) and
(a)(16), respectively.

ITEM 12.    EXHIBITS.

            Item 12 is hereby amended and supplemented as follows:

(a)(13)     Text of press release issued by North Fork, dated March 27, 2000.

(a)(14) Preliminary Prospectus, dated March 27, 2000, relating to North Fork Shares to be issued in the Offer (incorporated by reference from Amendment No. 1 to North Fork's Registration Statement on Form S-4 filed on March 28, 2000).

(a)(15) Definitive Additional Proxy Materials of North Fork, dated March 27, 2000, relating to the special meeting of stockholders of Dime to be held on May 17, 2000 (incorporated by reference to North Fork's Definitive Additional Proxy Materials filed on
            Schedule 14A on March 28, 2000).

(a)(16)     Letter to Dime stockholders, dated March 28, 2000,
            (incorporated by reference to North Fork's Definitive
            Additional Proxy Materials filed on Schedule 14A on March 28,
            2000).


                                 SIGNATURE

            After due inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement relating to it is true, complete and correct.

Dated: March 28, 2000

                          NORTH FORK BANCORPORATION, INC.


                          By: /s/ Daniel M. Healy
                              -----------------------------------
                              Name:  Daniel M. Healy
                              Title: Executive Vice President and
                                     Chief Financial Officer


                          FLEET BOSTON CORPORATION


                          By:  /s/ William C. Mutterperl
                               ----------------------------------
                               Name:  William C. Mutterperl
                               Title: Executive Vice President,
                                      Secretary and General Counsel



                            EXHIBIT INDEX

EXHIBIT
NUMBER      DESCRIPTION

(a)(13)     Text of press release issued by North Fork, dated March 27, 2000.

(a)(14) Preliminary Prospectus, dated March 27, 2000, relating to North Fork Shares to be issued in the Offer (incorporated by reference from Amendment No. 1 to North Fork's
            Registration Statement on Form S-4 filed on March 28, 2000).

(a)(15) Definitive Additional Proxy Materials of North Fork, dated March 27, 2000, relating to the special meeting of stockholders of Dime to be held on May 17, 2000 (incorporated by reference to North Fork's Definitive Additional Proxy Materials filed on
            Schedule 14A on March 28, 2000).

(a)(16)     Letter to Dime stockholders, dated March 28, 2000,
            (incorporated by reference to North Fork's Definitive
            Additional Proxy Materials filed on Schedule 14A on March 28,
            2000).